UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

BIOFORM MEDICAL, INC.

(Name of Subject Company)

BIOFORM MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

1875 South Grant Street, Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

(650) 617-4090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 14D-9 further amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on January 15, 2010, and as amended by Amendment No. 1 filed with the SEC on January 20, 2010, Amendment No. 2 filed with the SEC on January 26, 2010, Amendment No. 3 filed with the SEC on February 2, 2010, Amendment No. 4 filed with the SEC on February 12, 2010 and Amendment No. 5 filed with the SEC on February 16, 2010 (the “Schedule 14D-9”), by BioForm Medical, Inc., a Delaware corporation (the “Company” or “BioForm”). The Schedule 14D-9 and this Amendment No. 6 relate to the tender offer by Vine Acquisition Corp. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Parent” or “Merz”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (collectively, the “Shares”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 6 shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following section after “(l) Expiration of Offer; Subsequent Offering Period”:

“(m) Expiration of Subsequent Offering Period.

On February 19, 2010, Merz issued a press release announcing the expiration of the subsequent offering period. Merz and Offeror have advised the Company that, based on final information from the depositary for the Offer, as of the expiration of the subsequent offering period at 12:00 Midnight, New York City time, on Thursday, February 18, 2010, a total of 45,400,232 Shares, representing over 95 percent of the outstanding Shares, were validly tendered. All such Shares have been accepted for payment in accordance with the terms of the Offer.

The Merz press release is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(D)	Press release issued by Merz Pharma Group on February 19, 2010 (incorporated by reference to Exhibit (a) (18) to Amendment No. 6 to the Schedule TO filed by Vine Acquisition Corp. and Merz GmbH & Co. KGaA on February 19, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010	BIOFORM MEDICAL, INC.

	By:	/s/ STEVEN L. BASTA
Steven L. Basta
Chief Executive Officer

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